                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               Komag, Incorporated
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    500453105
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
 -------------------------------------------------------------------------------
              Date of Event Which Requires Filing of the Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)
[ X ]    Rule 13d-1(c)
[   ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================
  CUSIP NO.  500453105        13G                          Page 2 of 14 Pages
           -----------                                     ------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Name Citadel Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Illinois limited partnership
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             $9,281,730.84 in principal amount of Convertible Notes
       EACH                 plus accrued interest (convertible into 4,132,629
    REPORTING               shares of Common Stock)/1//2/
      PERSON              $2,713,000 in principal amount of 5.75% Convertible
       WITH                 Bonds (convertible into 103,867 shares of Common
                            Stock)/2/
                          Warrants to purchase shares of Common Stock
                            (exercisable into 179,320 shares of Common Stock)/2/
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 3.8% as of December 31, 2001. (Based on 111,924,983 shares of Common Stock issued and outstanding as of September 30, 2001, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and Convertible Bonds and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      PN;HC
------------------------------------------------------------------------------
________________
/1/ The Convertible Notes accrue interest at a rate of 8.0% per annum from the date of issuance, payable in Common Stock, upon the earlier of conversion, redemption or maturity.

/2/ See Footnote 2 in Item 4.

===============================================================================
  CUSIP NO.  500453105        13G                          Page 3 of 14 Pages
           -----------                                     ------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Name GLB Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware limited partnership
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             $9,281,730.84 in principal amount of Convertible Notes
       EACH                 plus accrued interest (convertible into 4,132,629
    REPORTING               shares of Common Stock)/1//2/
      PERSON              $2,713,000 in principal amount of 5.75% Convertible
       WITH                 Bonds (convertible into 103,867 shares of Common
                            Stock)/2/
                          Warrants to purchase shares of Common Stock
                            (exercisable into 179,320 shares of Common Stock)/2/
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 3.8% as of December 31, 2001. (Based on 111,924,983 shares of Common Stock issued and outstanding as of September 30, 2001, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and Convertible Bonds and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      PN;HC
------------------------------------------------------------------------------
________________
/1/ The Convertible Notes accrue interest at a rate of 8.0% per annum from the date of issuance, payable in Common Stock, upon the earlier of conversion, redemption or maturity.

/2/ See Footnote 2 in Item 4.

===============================================================================
  CUSIP NO.  500453105            13G                      Page 4 of 14 Pages
           -----------                                     ------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Name Citadel Investment Group, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware limited liability company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             $9,281,730.84 in principal amount of Convertible Notes
       EACH                 plus accrued interest (convertible into 4,132,629
    REPORTING               shares of Common Stock)/1//2/
      PERSON              $2,713,000 in principal amount of 5.75% Convertible
       WITH                 Bonds (convertible into 103,867 shares of Common
                            Stock)/2/
                          Warrants to purchase shares of Common Stock
                            (exercisable into 179,320 shares of Common Stock)/2/
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 3.8% as of December 31, 2001. (Based on 111,924,983 shares of Common Stock issued and outstanding as of September 30, 2001, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and Convertible Bonds and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      OO;HC
------------------------------------------------------------------------------
________________
/1/ The Convertible Notes accrue interest at a rate of 8.0% per annum from the date of issuance, payable in Common Stock, upon the earlier of conversion, redemption or maturity.

/2/ See Footnote 2 in Item 4.

-------------------                                          -------------------
CUSIP NO. 500453105                    13G                   Page 5 of 14 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Kenneth Griffin
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    U.S. Citizen
      U.S.A.
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5    0
     NUMBER OF
      SHARES       -------------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        6    $9,281,730.84 in principal amount of Convertible Notes
       EACH                 plus accrued interest (convertible into 4,132,629
    REPORTING               shares of Common Stock)/1//2/
      PERSON              $2,713,000 in principal amount of 5.75% Convertible
       WITH                 Bonds (convertible into 103,867 shares of Common
                            Stock)/2/
                          Warrants to purchase shares of Common Stock
                            (exercisable into 179,320 shares of Common Stock)/2/
                   -------------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7    0

                   -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8    See Row 6 above.
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Approximately 3.8% as of December 31, 2001. (Based on 111,924,983 shares of Common Stock issued and outstanding as of September 30, 2001, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and Convertible Bonds and exercise of the Warrants referred to in Row 6 above.)
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12    IN
--------------------------------------------------------------------------------

--------------
/1/The Convertible Notes accrue interest at a rate of 8.0% per annum from the date of issuance, payable in Common Stock, upon the earlier of conversion, redemption or maturity.
/2/See Footnote 2 in Item 4.

----------------------                                      --------------------
Cusip No. 500453105                    13G                   Page 6 of 14 Pages
----------------------                                      --------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

      Name Wellington Partners Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
        Illinois limited partnership
        U.S.A.
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER
     NUMBER OF              0
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      6    SHARED VOTING POWER
    OWNED BY              $9,281,730.84 in principal amount of Convertible
      EACH                   Notes plus accrued interest (convertible into
                             4,132,629 shares of Common Stock)1/2/
    REPORTING             $2,713,000 in principal amount of 5.75% Convertible
     PERSON                  Bonds (convertible into 103,867 shares of Common
      WITH                   Stock)2/
                          Warrants to purchase shares of Common Stock
                             (exercisable into 179,320 shares of Common Stock)2/
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                            0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8    See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 3.8% as of December 31, 2001. (Based on 111,924,983 shares of Common Stock issued and outstanding as of September 30, 2001, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and Convertible Bonds and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
             PN; HC
------------------------------------------------------------------------------

------------------------
1/ The Convertible Notes accrue interest at a rate of 8.0% per annum from the date of issuance, payable in Common Stock, upon the earlier of conversion, redemption or maturity.

2/ See Footnote 2 in Item 4.

-----------------------                                   ----------------------
  Cusip No. 500453105                  13G                  Page 7 of 14 Pages
-----------------------                                   ----------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Name Citadel Equity Fund Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
           Bermuda company
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
      SHARES         5         0
   BENEFICIALLY  -------------------------------------------------------------
    OWNED BY         6.   SHARED VOTING POWER
       EACH               $9,281,730.84 in principal amount of Convertible
    REPORTING               Notes plus accrued interest (convertible into
      PERSON                4,132,629 shares of Common Stock)1/2/
       WITH               $2,713,000 in principal amount of 5.75% Convertible
                            Bonds (convertible into 103,867 shares of Common
                            Stock)2/
                          Warrants to purchase shares of Common Stock
                            (exercisable into 179,320 shares of Common Stock)2/
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                               0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 3.8% as of December 31, 2001. (Based on 111,924,983 shares of Common Stock issued and outstanding as of September 30, 2001, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and Convertible Bonds and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
                      CO
------------------------------------------------------------------------------

------------------
1/The Convertible Notes accrue interest at a rate of 8.0% per annum from the date of issuance, payable in Common Stock, upon the earlier of conversion, redemption or maturity.

2/See Footnote 2 in Item 4.

-------------------                                          -------------------
Cusip No. 500453105                    13G                   Page 8 of 14 Pages
-------------------                                          -------------------

===============================================================================
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Name Kensington Global Strategies Fund, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Bermuda company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        6    $9,281,730.84 in principal amount of Convertible Notes
      EACH                  plus accrued interest (convertible into 4,132,629
    REPORTING               shares of Common Stock)/1//2/
      PERSON              $2,713,000 in principal amount of 5.75% Convertible
                            Bonds (convertible into 103,867 shares of Common
                            Stock)/2/
                          Warrants to purchase shares of Common Stock
                            (exercisable into 179,320 shares of Common Stock)/2/
          -----------------------------------------------------------
                 SOLE DISPOSITIVE POWER
                     7
                          0
       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8    See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 3.8% as of December 31, 2001. (Based on 111,924,983 shares
11 of Common Stock issued and outstanding as of September 30, 2001, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and Convertible Bonds and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12    CO; HC
------------------------------------------------------------------------------

--------------------------

1/The Convertible Notes accrue interest at a rate of 8.0% per annum from the date of issuance, payable in Common Stock, upon the earlier of conversion, redemption or maturity.

2/See Footnote 2 in Item 4.

-------------------                                           ------------------
Cusip No. 500453105                    13G                    Page 9 or 14 Pages
-------------------                                           ------------------

Item 1(a)    Name of Issuer: KOMAG, INCORPORATED

     1(b)    Address of Issuer's Principal Executive Offices:

                        1710 Automation Parkway
                        San Jose, California 95131

Item 2(a)    Name of Person Filing
Item 2(b)    Address of Principal Business Office
Item 2(c)    Citizenship

                        Citadel Limited Partnership
                        225 W. Washington
                        9th Floor
                        Chicago, Illinois 60606
                        Illinois limited partnership

                        GLB Partners, L.P.
                        225 W. Washington
                        9th Floor
                        Chicago, Illinois 60606
                        Delaware limited partnership

                        Citadel Investment Group, L.L.C.
                        225 W. Washington
                        9th Floor
                        Chicago, Illinois 60606
                        Delaware limited liability company

                        Kenneth Griffin
                        225 W. Washington
                        9th Floor
                        Chicago, Illinois 60606
                        U.S. Citizen

                        Wellington Partners Limited Partnership
                        c/o Citadel Investment Group, L.L.C.
                        225 W. Washington
                        9th Floor
                        Chicago, Illinois 60606
                        Illinois limited partnership

-------------------                                          -------------------
Cusip No. 500453105                    13G                   Page 10 or 14 Pages
-------------------                                          -------------------

                        Citadel Equity Fund Ltd.
                        c/o Citadel Investment Group, L.L.C.
                        225 W. Washington
                        9th Floor
                        Chicago, Illinois 60606
                        Bermuda company

                        Kensington Global Strategies Fund, Ltd.
                        c/o Citadel Investment Group, L.L.C.
                        225 W. Washington
                        9th Floor
                        Chicago, Illinois 60606
                        Bermuda company

     2(d)    Title of Class of Securities:

                     Common Stock, par value $0.01 per share

     2(e)    CUSIP Number: 500453105.

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

             (a)  [__]  Broker or dealer registered under Section 15 of the
                        Exchange Act;

             (b)  [__]  Bank as defined in Section 3(a)(6) of the Exchange Act;

             (c)  [__]  Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act;

             (d)  [__]  Investment company registered under Section 8 of the
                        Investment Company Act;

             (e)  [__]  An investment adviser in accordance with
                        Rule 13d-1(b)(1)(ii)(E);

             (f)  [__]  An employee benefit plan or endowment fund in
                        accordance with Rule 13d-1(b)(1)(ii)(F);

             (g)  [__]  A parent holding company or control person in
                        accordance with Rule 13d-1(b)(ii)(G);

             (h)  [__]  A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;

             (i)  [__]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

--------------------                                        --------------------
Cusip No. 500453105                    13G                   Page 11 of 14 Pages
--------------------                                        --------------------


          (j)  [__]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4    Ownership:

CITADEL LIMITED PARTNERSHIP
GLB PARTNERS, L.P.
CITADEL INVESTMENT GROUP, L.L.C.
KENNETH GRIFFIN
WELLINGTON PARTNERS LIMITED PARTNERSHIP
CITADEL EQUITY FUND LTD.
KENSINGTON GLOBAL STRATEGIES FUND, LTD.

          (a)    Amount beneficially owned:

$9,281,730.84 in principal amount of Convertible Notes plus accrued interest
  (convertible into 4,132,629 shares of Common Stock)1/2/
$2,713,000 in principal amount of 5.75% Convertible Bonds (convertible into
  103,867 shares of Common Stock) 2/
Warrants to purchase shares of Common Stock (exercisable into 179,320 shares of Common Stock)2/

          (b)    Percent of Class:

Approximately 3.8% as of December 31, 2001. (Based on 111,924,983 shares of Common Stock issued and outstanding as of September 30, 2001, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and Convertible Bonds and exercise of the Warrants referred to in item (a) above.)

          (c)    Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote:

                                    0

                 (ii)  shared power to vote or to direct the vote:

                       See item (a) above.

---------------------                                       --------------------
Cusip No. 500453105                    13G                   Page 12 of 14 Pages
---------------------                                       --------------------


          (iii)    sole power to dispose or to direct the disposition of:

                       0

          (iv)     shared power to dispose or to direct the disposition of:

                       See item (a) above.

1/The Convertible Notes accrue interest at a rate of 8.0% per annum from the date of issuance, payable in Common Stock, upon the earlier of conversion, redemption or maturity.

2/The securities reported herein include (i) 4,132,629 shares of the Company's common stock, par value $0.01 per share (the "Common Stock") that the Reporting Persons may acquire in the future through the conversion of $9,281,730.84 in principal amount of Convertible Notes (the "Convertible Notes") plus accrued interest on such principal amount, which may be converted by the Reporting Persons at any time prior to and including June 2, 2005, into shares of the Common Stock at the conversion price equal to $2.53, subject to adjustment upon certain defaults and dilutive events, (ii) 103,867 shares of Common Stock that the Reporting Persons may acquire in the future through the conversion of $2,713,000 in principal amount of Convertible Bonds (the "Convertible Bonds") which may be converted by the Reporting Persons at any time prior to and including January 15, 2004, into shares of the Common Stock at the conversion price equal to $26.12, subject to adjustment upon certain dilutive events and
(iii) shares of Common stock that the Reporting Persons may acquire in the future through the exercise by the Reporting Persons of warrants (the "Warrants") to purchase up to 179,320 shares of Common Stock at the exercise price equal to $2.1281. The Warrants were issued on June 1, 2000. Warrants to purchase 51,234 shares of Common Stock may be exercised at any time prior to 5:00 p.m. Los Angeles Time, on June 1, 2011, unless terminated earlier under certain circumstances, and Warrants to purchase 128,086 shares of Common Stock may be exercised at any time prior to 5:00 p.m. Los Angeles Time, on June 1, 2010. The Convertible Notes were issued on June 2, 2000.

The Convertible Notes accrue interest at the rate of 8% per annum from June 2, 2000, payable in Common Stock, upon the earlier of conversion, redemption or maturity. As of December 31, 2001, the Convertible Notes had accrued interest of approximately $1,173,821.

Pursuant to the terms of the Convertible Notes the Company will not be required to issue more than approximately 13,204,202 shares of Common Stock to the Reporting Persons upon conversion of the Convertible Notes until the earlier of the date the Company receives shareholder approval for issuance of the Common Stock upon the conversion of the Convertible Notes and the date such issuance would not violate the rules of the principal securities market or exchange on which the Common Stock is designated or listed.

In addition the Reporting Persons have the right to purchase up to an additional $35,700,000 in principal amount of convertible notes by giving notice to the Company at any time prior to June 2, 2005 and upon paying the purchase price for each $1,000 of principle amount of the Convertible Notes by exchanging $1,428.57142857 in principal and accrued and unpaid interest of the Company's restructured bank debt issued pursuant to that certain Loan Restructuring

Cusip No. 500453105                  13G                     Page 13 of 14 Pages


Agreement by and among the Company, Bank Boston, N.A. and the banks party thereto. The conversion price for such additional convertible notes will be equal to 115% of the average of the closing sale prices of the Common Stock for the five consecutive trading days immediately preceding the date that the Reporting Person gives notice of its intention to buy such additional convertible notes.

Pursuant to the terms of the Convertible Notes, the Reporting Persons cannot be the "beneficial owners" of more than 10.00% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

Item 5    Ownership of Five Percent or Less of a Class:
                   Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
                   Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                   See Item 2 above.

Item 8    Identification and Classification of Members of the Group:
                   Not Applicable.

Item 9    Notice of Dissolution of Group:
                   Not Applicable.

Item 10   Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 500453105                  13G                     Page 14 of 14 Pages


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

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

Dated this 13th day of February, 2002                          /s/ Kenneth Griffin
                                                              --------------------------------
                                                              Kenneth Griffin


CITADEL LIMITED PARTNERSHIP                                   CITADEL INVESTMENT GROUP, L.L.C.

By:     GLB Partners, L.P.,                                   By:   /s/ Kenneth Griffin
        its General Partner                                         --------------------------
                                                                    Kenneth Griffin, President

By:   Citadel Investment Group, L.L.C.,
      its General Partner                                     CITADEL EQUITY FUND LTD.

By:   /s/ Kenneth Griffin                                     By:   Citadel Limited Partnership,
      --------------------------------                              its Trading Manager
      Kenneth Griffin, President


GLB PARTNERS, L.P.                                            By:   GLB Partners, L.P.,
                                                                    its General Partner

By:   Citadel Investment Group, L.L.C.,
      its General Partner                                     By:   Citadel Investment Group, L.L.C.,
                                                                    its General Partner

By:   /s/ Kenneth Griffin
      --------------------------------
      Kenneth Griffin, President                              By:   /s/ Kenneth Griffin
                                                                    --------------------------
                                                                    Kenneth Griffin, President


WELLINGTON PARTNERS LIMITED                                   KENSINGTON GLOBAL STRATEGIES
PARTNERSHIP                                                   FUND, LTD.

By:   Citadel Limited Partnership,                            By:   Citadel Limited Partnership,
      its General Partner                                           its Trading Manager

By:   GLB Partners, L.P.,                                     By:   GLB Partners, L.P.,
      its General Partner                                           its General Partner

By:   Citadel Investment Group, L.L.C.,                       By:   Citadel Investment Group, L.L.C.,
      its General Partner                                           its General Partner

By:   /s/ Kenneth Griffin                                     By:   /s/ Kenneth Griffin
      --------------------------------                              --------------------------
      Kenneth Griffin, President                                    Kenneth Griffin, President

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